

October 24, 2011

<u>Via E-Mail</u>
Mr. Jonathan E. Baliff
Chief Financial Officer
Bristow Group Inc.
2000 West Sam Houston Parkway South
Suite 1700
Houston, Texas 77042

>   **Re: Bristow Group Inc.**
>   **Form 10-K for the year ended March 31, 2011**
>   **Filed May 20, 2011**
>   **File No. 001-31617**

Dear Mr. Baliff:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended March 31, 2011</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Fiscal Year 2011 Compared to Fiscal Year 2010, page 33</u>

1. We note your disclosure that excluding the impact of the special items listed below, operating income, operating margin and EBITDA would have been $193.0 million, 15.7% and $278.7 million, respectively, in fiscal year 2011 and $181.5 million, 15.5% and $259.6 million, respectively, in fiscal year 2010. You also disclose net income and diluted earnings per common share excluding the impact of the special items. In light of the fact that you disclose the reasons for the changes in these non-GAAP amounts between periods prior to any discussion of the most comparable GAAP measures, we believe that you have placed greater prominence on these non-GAAP measures than their comparable GAAP measures. Please revise future filings to ensure that the most directly

comparable financial measure or measures calculated and presented in accordance with GAAP are given equal or greater prominence in your MD&A discussion. Also, please revise the reconciliation of these non-GAAP measures to separately present the nature and amount of special item adjustments that are included in each non-GAAP financial measure.   See guidance in Item 10(e) of Regulation S-K.

Audited Financial Statements for the Year Ended March 31, 2011

Statements of Income, page 58

2. We note that you present earnings from unconsolidated affiliates, net of losses, as a component of operating income on the face of the statements of income. Please explain to us why you believe it is appropriate to include this amount as part of operating income. See guidance in Rule 5-03(b)(12) of Regulation S-X.

Balance Sheets, page 59

3. Please revise your balance sheet in future filings to include disclosure of captions for equity attributable to parent or Bristow Group, and total stockholders' investment. Also, please revise the statements of stockholders' investment in future filings to include reconciliations of both total stockholders' investment as well as stockholders' investment attributable to parent. See guidance in ASC 810-10-50-1A(c).

Note 9. Taxes, page 86

4. We note from the reconciliation of the U.S. Federal statutory rate to the effective income tax rate that for the year ended March 31, 2011, a 12.6% adjustment for the release of deferred tax on entity restructuring. Please clearly explain to us the nature of this adjustment and tell us how the amount was calculated or determined. As part of your response, please provide details of the "restructuring" that took place during fiscal 2011 and explain to us why it appears that the reinvestment outside the U.S. of foreign earnings occurred in prior years and was not unique to 2011.

Form 10-Q for the Quarter Ended June 30, 2011

Management's Discussion and Analysis
Results of Operations, page 37

5. We note that you use the non-GAAP financial measure "Adjusted EBITDA" in your results of operations section and you reconcile the non-GAAP measure to "Income before provision for income taxes." Please revise future filings to reconcile "Adjusted EBITDA" to its most comparable GAAP measure which is net income. See Question 103.02 of the *Compliance & Disclosure Interpretations on Non-GAAP Financial Measures*. Your disclosure in any Forms 8-K should be similarly revised. Also, in light

of the fact that you include the disclosures required by Item 10(e) of Regulation S-K for "Adjusted EBITDA," rather than "EBITDA," we believe that your disclosures in the results of operations section of MD&A should be revised to refer to Adjusted EBITDA rather than EBITDA. Please revise future filings accordingly.

Form 8-K furnished August 5, 2011

6. We note from your Form 8-K that in August 2011 you granted certain restricted cash awards to outside directors. Please tell us, and disclose in future filings, how you accounted for these awards at the time of grant.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief